FUELSTREAM, INC.

11650 South State Street, Suite 240

Draper, Utah 8402095

(801) 816-2510

FAX: (801) 816-2599

October 10, 2011

VIA FACSIMILE

Ms. Jennifer Thompson

Ms. Lisa Sellars

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone (202) 551-3737

Telephone (202) 551-3348

Fax (202) 772-9202

Re: Fuelstream, Inc.

Item 4.01 Form 8-K

Filed April 4, 2011

File No. 333-14477

Dear Mses. Thompson and Sellars:

We are in receipt of your letter to us dated April 7, 2011 in respect of a Current Report on Form 8-K (hereafter, the “Current Report”) filed by Fuelstream, Inc. (hereafter “Fuelstream” or the “Company”) with the Securities and Exchange Commission. This letter is intended to respond to your comments and we have reproduced your comments herein with our responses immediately below.

Item 4.01 Form 8-K Filed April 4, 2011

1.      COMMENT. Please revise the second paragraph to disclose whether CBNM's reports on the financial statements for the last two fiscal years contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(l)(ii) of Item 304 of Regulation S-K. Please note that this disclosure should include the last two audit reports not just the most recent report which may cover two years of financial statements.

RESPONSE: We have revised the second paragraph of the Company’s amended Current Report accordingly.

2.   COMMENT. Please disclose whether the decision to change accountants was recommended or approved by any audit or similar committee or the board of directors, if there is no such committee. Refer to paragraph (a)(l)(iii) of Item 304 of Regulation S-K.

RESPONSE: We have amended the Current Report to include disclosure concerning approval of the change of auditors by the Company’s Board of Directors.

3.   COMMENT. Please revise your disclosure regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent fiscal years and any subsequent interim period through the date of dismissal. Refer to paragraph (a)(l)(iv) of Item 304 of Regulation S-K.

RESPONSE: We have revised the amended Current Report accordingly.

4.      COMMENT. Please file an updated letter from CBNM as an exhibit to the amendment filed in response to our comments in accordance with Item 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE: We have filed, as an exhibit to the amended Current Report, an updated letter from Chisholm, Bierwolf, Nilson & Morrill, LLP, in response to the Commission’s comments in accordance with Item 304(a)(3) and 601(b)(16) of Regulation S-K.

5.      COMMENT. In responding to our comments, please provide a written statement from the company acknowledging that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company hereby acknowledges that:

(i)     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or by fax.

Sincerely,

Fuelstream, Inc.

/s/ Mark D. Klok

Mark D. Klok, Chief Executive Officer